Filed by Personalis, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as

amended

Subject Company: Personalis, Inc.

(Commission File No. 001-38943)

Date: November 6, 2026

It’s Time to Vote! Your Board of Directors unanimously recommends that stockholders vote “FOR” Personalis’ pending transaction with Tempus AI Transaction Maximizes Value for All Personalis Stockholders Delivers Compelling and Certain Value The consideration, expected to represent approximately $16.25 per share1 provides compelling and certain value to stockholders, including: 28% Premium to the unaffected 30-day VWAP 64% Premium to the unaffected 90-day VWAP Mitigates Significant Execution Risk Combination protects Personalis stockholders from the meaningful risks associated with the continued execution of Personalis’ standalone strategy Including competition from established and well-funded incumbents In order to be competitive on its own, Personalis would need to raise substantial and potentially dilutive additions financing. Allows Participation in Upside Potential Personalis stockholders will receive all or a portion of their consideration in Tempus stock, and will have the opportunity to participate in the significant expected value creation from the combination. Combining with Tempus better positions Personalis to accelerate innovation and deliver even greater value to patients suffering from cancer. Follows an Exhaustive process The Board conducted a thorough process, engaged with other potential buyers ad negotiated extensively with Tempus to improve the value of its offer. The Board was unanimous in its determination that this transaction provides superior risk-adjusted value relative to Personalis’ standalone prospects and other available alternatives. Your Vote is Important. Vote Your Shares Today! The Special Meeting of Stockholders will be held on November 30, 2026. VOTING “FOR” THE MERGER PROPOSAL IS A VOTE FOR SIGNIFICANT AND CERTAIN VALUE

If you have any questions or require assistance with voting using the enclosed proxy card, please contact: Innisfree M&A Incorporated 500 Fifth Avenue, 21st Floor New York, NY 10110 Stockholders may call toll-free at +1(877) 456-3422 (U.S. and Canada) +1(412) 233-3651 (all other countries) Forward-Looking Statements This communication relates to a proposed business combination transaction between Tempus AI, Inc. (“Tempus”) and Personalis, Inc. (“Personalis”). This com¬munication includes forward-looking statements within the meaning of federal securities laws. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Tempus’ common shares or Personalis’ stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that stockholders of Personalis may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate timing, outcome and results of integrating the operations of Tempus and Personalis; the effects of the business combination of Tempus and Personalis, including the combined company’s future financial condition, results of operations, strategy and plans; regulatory approval and clearances of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the significant costs associated with the proposed transaction; potential litigation relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of Tempus and/or Personalis to pursue certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the businessesof Tempus and Personalis; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which Tempus and Personalis operate; unpredictabil¬ity and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Tempus’ or Personalis’ response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that was filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Tempus’ and Personalis’ respective periodic reports and other filings with the SEC, including the risk factors identified in Tempus’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Person¬alis’ most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Tempus nor Personalis undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Additional Information and Where to Find It In connection with the proposed merger, Tempus filed with the SEC a registration statement on Form S-4 which includes a document that serves as a prospectus of Tempus and a proxy statement of the Company (the “proxy statement/prospectus”). Tempus, the Company and certain of their respective affiliates jointly filed a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC. The registration statement was declared effective by the SEC on October 21, 2026, and the definitive proxy statement/prospectus was mailed to the stockholders of Personalis on or about October 21, 2026. This communication is not a substitute for the registration statement, the proxy statement/prospectus, the Schedule 13E-3 or any other document that the Company or Tempus may file with the SEC with respect to the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, THE SCHEDULE 13E-3 AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOC¬UMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEMPUS, THE COMPANY AND THE PROPOSED MERGER. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Tempus at its website, www.tempus.com, or from the Company at its website, www.personalis. com. Documents filed with the SEC by Tempus will be available free of charge by accessing Tempus’s website at https://investors.Tempus.com/financials/sec-filings, under the heading SEC Filings, or, alternatively, by contacting Tempus’s Corporate Secretary at Tempus AI, Inc., 600 West Chicago Avenue, Suite 510, Chicago, Illinois 60654, and documents filed with the SEC by the Com¬pany will be available free of charge by accessing the Company’s website at www.personalis.com under the heading Investor or, alternatively, by contacting the Company’s Investor Relations department at investors@personalis.com. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the require¬ments of Section 10 of the U.S. Securities Act of 1933, as amended. 1 Tempus’ offer is a number of shares of Tempus Class A common stock equal to the exchange ratio, subject to the terms of the collar and Tempus’ right to elect to pay up to 50% of the merger consideration in cash. Under the collar, so long as the Tempus Stock Price, which absent certain circumstances specified in the merger agreement represents the volume weighted average trading price of Tempus Class A Common Stock on Nasdaq over the 15 trading days prior to, but not including the last trading day prior to the closing of the merger, is greater than $48.42, the exchange ratio will be $16.25 divided by the Tempus Stock Price, and if it is equal to or less than $48.42, the exchange ratio will be 0.3356